Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

TEVOGEN BIO HOLDINGS INC.

Tevogen Bio Holdings Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST:	That the Board of Directors of the Corporation has duly adopted resolutions authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Certificate of Incorporation (this “Amendment”) to combine each fifty (50) outstanding shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), into one (1) validly issued, fully paid and non-assessable share of Common Stock.

SECOND:	That this Amendment was duly adopted in accordance with the terms of the Corporation’s Certificate of Incorporation and the provisions of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD:	That upon the effectiveness of this Amendment, the Corporation’s Certificate of Incorporation is hereby amended such that Section 4.01 of ARTICLE IV is amended and restated in its entirety to read as set forth below, with no changes to be made to the subsequent sections of ARTICLE IV:

Section 4.01 Authorized Classes of Stock. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is eight hundred twenty million (820,000,000), of which eight hundred million (800,000,000) shares shall be shares of common stock having a par value of $0.0001 per share (“Common Stock”) and twenty million (20,000,000) shares shall be shares of preferred stock having a par value of $0.0001 per share (“Preferred Stock”). Except as provided in any certificate of designations of any series of Preferred Stock, the number of authorized shares of Preferred Stock and Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders representing at least a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class or series shall be required therefor. Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each fifty (50) shares of the Corporation’s Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001 per share. No fractional shares shall be issued, and, in lieu thereof, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock, as determined by the Board of Directors.

FOURTH:	This Amendment shall be effective as of March 6, 2026, at 12:01 a.m. Eastern Time (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by Kirti Desai, its Chief Financial Officer, this 3rd day of March, 2026.

TEVOGEN BIO HOLDINGS INC.

By:	/s/ Kirti Desai
Name: Kirti Desai
Title: Chief Financial Officer